SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q3 NET PROFIT OF €88M
DUE TO STRONGER CHRISTMAS/NEW YEAR TRAFFIC.

Ryanair Holdings plc today (3 Feb.) reported a Q3 profit of €88m, compared to a €66m loss in the same quarter last year. Highlights include:

●
Traffic grew 6% to 36m guests.
●
Revenue per guest rose 13% (9% higher fares; ancillary rev. up 21%).
●
Over 90% of flights arrived on-time (excl. ATC delays).
●
111 new routes announced for S.20.
●
Director of Sustainability appointed to drive our Environmental Policy.
●
Over €440m returned to shareholders under €700m buyback programme.

Q3 (IFRS) - Group	31 Dec. 2018	31 Dec. 2019	Change
Guests	33.8m	35.9m	+6%
Load Factor	95%	96%	+1pt
Revenue	€1.58bn	€1.91bn	+21%
(Net loss)/PAT	(€66m)	€88m	-
Basic EPS	(€0.06)	+€0.08	-

EUROPE'S GREENEST, CLEANEST AIRLINE:

The future of our planet is of vital importance to our customers and all our people. Ryanair has the lowest carbon emissions of any major EU airline at just 66 grams of CO₂ per passenger km. Passengers switching to Ryanair can halve their CO₂ emissions compared to other major EU airlines. In Dec. 2019, Ryanair appointed a Director of Sustainability to deliver the Group's ambitious sustainability targets.

Ryanair operates the youngest fleet, with the highest load factors, and newer more fuel-efficient engines. Our Environmental Policy commits us to:
●
Be plastic free in 5 years;
●
Cut noise emissions by up to 40% per seat;
●
Cut CO₂ emissions by 10% by 2030 (up to 50% lower than other major EU airlines);
●
Encourage guests to support our voluntary carbon offset programme;
●
Work with environmental partners to improve our environment in Europe.

While aviation generates just 2% of Europe's CO₂, our industry must work harder to further cut these low emissions. EU airlines already pay excessive environmental taxes - Ryanair will pay over €630m in such taxes this year. For further info. click here: www.ryanair.com/environment.

BUSINESS REVIEW:

Revenues
Sales grew 21% to €1.91bn.  Better than expected Christmas and New Year bookings, at higher fares, led to a 16% increase in Scheduled Revenue to €1.19bn as we carried 36m guests at 9% higher fares. Ancillary Revenue increased by 28% to €0.72bn as more guests choose Priority Boarding and Preferred Seat services. In Oct., Ryanair Labs launched a new digital platform with improved, personalised, guest offers. Labs are now focused on improving penetration across key ancillary products over the coming quarters. Rentalcars.com became our new car hire partner in late 2019 and will help grow car hire penetration and revenue over the next 3 years.

Costs
Our fuel bill rose 14% (+€83m) to €0.7bn due to higher prices and 6% traffic growth. Ex-fuel unit costs rose by 1% due to higher staff (increased pilot pay, higher crew ratios as pilot resignations have slowed to almost zero) and maintenance costs (older aircraft longer in the fleet due to the Boeing MAX delivery delays), offset by falling EU261 costs due to improved punctuality. Our fuel is 90% hedged for FY20 at $71bbl and 90% of our FY21 fuel is now hedged at $61bbl, delivering over €100m fuel savings into FY21. We continue to negotiate attractive growth deals as airports compete to win Ryanair's very limited traffic growth.

Group Airlines
The Group airlines continue to grow. In Q3 Buzz increased its fleet to 32 B737s and expanded outside Poland with new bases in Prague and Budapest. Buzz will grow its fleet to 50 B737s for S.20, with 7 aircraft in Polish charter operations and 43 operating scheduled flying for Ryanair.

Lauda continues to underperform with fares much lower than expected, despite strong traffic growth and high load factors. As announced on 10 Jan., this is a direct result of intense price competition with Lufthansa subsidiaries in both Germany and Austria. While Lauda will now carry 6.5m guests in FY20, average fares are well below those of other Group airlines. Lauda's management is implementing a new cost cutting plan and is improving penetration on ancillary products. Lauda will grow its fleet from 23 to 38 A320s by S.20 with increased capacity in Vienna and a new base in Zadar.

Malta Air continues to grow strongly and has taken over the Group's French, German, Italian and Maltese bases. Its fleet will grow to 120 aircraft by S.20.

Ryanair DAC saw its fleet reduced to 360 B737s in Q3 as both Buzz and Malta Air took over more flight operations for the Group. Armenia became the newest destination in Jan. Regrettably the Boeing MAX delivery delays mean that Ryanair DAC had to close a number of loss-making winter bases leading to some crew redundancies in Spain, Germany and Sweden. We have endeavoured to minimise job losses through base transfers & seasonal bases and continue to work with our people, their unions and our airports to finalise this process.

Boeing MAX update
Delivery of the Group's first Boeing 737-MAX-200 aircraft has been repeatedly delayed from Q2 2019. It is now likely that our first MAX aircraft will not deliver until Sept. or Oct. 2020. The requirement for MAX simulator training will also slow down the delivery of backlogged aircraft and new deliveries. But we believe that these "gamechanger" aircraft (with 4% more seats, burn 16% less fuel), when delivered, will transform our cost base and our business for the next decade. Due to these delivery delays, we won't see any of these cost savings until late FY21. As a direct result of these delivery delays, we plan to extend our 200m p.a. passenger target by at least one or two years to FY25 or FY26.

Balance Sheet & Shareholder Returns
Ryanair's BBB+ rated balance sheet is one of the strongest in the industry. 70% of our aircraft are debt free. This allows us to grow while weaker airlines collapse, sell or retrench in the current challenging market. We have returned €440m to shareholders under our current €700m share buyback programme. Despite the share buyback and the impact of IFRS 16 (€230m), net debt was just over €700m at period end. Due to the uncertainty surrounding the Boeing MAX aircraft deliveries, peak Capex and maturing bonds in 2021, the Board has decided to extend the current €700m buyback programme until the end of July.

Outlook
As announced on 10 Jan., Ryanair's FY20 PAT guidance has risen to a range of €0.95bn to €1.05bn thanks to stronger Christmas and New Year travel bookings, at better than expected fares. Q4 forward bookings are 1% ahead of this time last year at slightly better than expected average fares and we now expect full year traffic to grow by 8% to 154m guests. Ancillary revenues continue to grow, but at a slower rate having annualised the cabin bag changes in Nov. This will support full-year revenue per guest growth of between +3% to +4%. The full year fuel bill will rise by €440m and ex-fuel unit costs will increase by approx. 2%. On the basis of current trading, Ryanair expects to finish close to the mid-point of the new PAT guidance range.  This guidance is heavily dependent on close-in Q4 fares and the absence of any security events.

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-6789333

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air & Ryanair DAC. Carrying 154m guests p.a. on more than 2,400 daily flights from 82 bases, the group connects over 200 destinations in 40 countries on a fleet of over 470 aircraft, with a further 210 Boeing 737s on order, which will enable the Ryanair Group to lower fares and grow traffic to 200m p.a. by FY25. Ryanair has a team of over 19,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and an industry leading 34-year safety record. Ryanair is Europe's greenest cleanest airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 EU major airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2019 (unaudited)
		At Dec 31,	At Mar 31,
		2019	2019
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	9,777.3	9,029.6
Right-of-use-asset	1	224.4	-
Intangible assets		146.4	146.4
Derivative financial instruments	12	255.8	227.5
Deferred tax	4	88.7	43.2
Total non-current assets		10,492.6	9,446.7

Current assets
Inventories		5.1	2.9
Other assets		296.4	238.0
Assets held for sale	11	98.7	-
Trade receivables		74.6	59.5
Derivative financial instruments	12	281.6	308.7
Restricted cash		34.4	34.9
Financial assets: cash > 3 months		1,421.0	1,484.4
Cash and cash equivalents		2,156.6	1,675.6
Total current assets		4,368.4	3,804.0

Total assets		14,861.0	13,250.7

Current liabilities
Provisions		54.6	-
Trade payables		1,601.8	573.8
Accrued expenses and other liabilities		1,963.1	2,992.1
Current lease liability	1	71.6	-
Current maturities of debt		255.3	309.4
Derivative financial instruments	12	16.4	189.7
Current tax	4	101.5	31.6
Total current liabilities		4,064.3	4,096.6

Non-current liabilities
Provisions		54.4	135.6
Derivative financial instruments	12	5.7	8.0
Deferred tax	4	482.7	460.6
Non-current lease liability	1	159.3	-
Non-current maturities of debt		3,836.9	3,335.0
Total non-current liabilities		4,539.0	3,939.2

Shareholders' equity
Issued share capital	13	6.6	6.8
Share premium account		731.4	719.4
Other undenominated capital	13	3.4	3.2
Retained earnings	13	5,044.4	4,181.9
Other reserves		471.9	303.6
Shareholders' equity		6,257.7	5,214.9

Total liabilities and shareholders' equity		14,861.0	13,250.7

Condensed Consolidated Interim Income Statement for the Quarter ended December 31, 2019 (unaudited)

			IFRS	IFRS
			Q3 Dec 31	Q3 Dec 31

		Change	2019	2018
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+16%	1,186.0	1,020.9
Ancillary revenues		+28%	720.0	560.5
Total operating revenues		+21%	1,906.0	1,581.4

Operating expenses
Fuel and oil		-14%	686.0	602.6
Airport and handling charges		-7%	272.7	254.5
Staff costs		-11%	276.5	249.5
Route charges		-	180.4	180.3
Depreciation		-17%	190.4	162.7
Marketing, distribution and other		+4%	137.4	143.5
Maintenance, materials and repairs		-58%	63.7	40.4
Aircraft rentals		+52%	7.6	15.9
Total operating expenses		-10%	1,814.7	1,649.4

Operating profit/(loss)		+234%	91.3	(68.0)

Other income/(expense)
Net finance expense		+20%	(11.3)	(14.2)
Foreign exchange gain		+214%	1.6	(1.4)
Total other (expense)		+38%	(9.7)	(15.6)

Profit/(loss) before tax		+198%	81.6	(83.6)

Tax (expense)/credit on profit	4	-65%	6.2	17.5

Profit/(loss) for the quarter - attributable to equity holders of parent			87.8	(66.1)

Earnings per ordinary share (€)
Basic	9		0.0791	(0.0583)
Diluted	9		0.0784	(0.0580)
Weighted ave. no. ord. shares (in Ms)
Basic	9		1,109.6	1,133.5
Diluted	9		1,119.2	1,139.8

*"+" is favourable and "-" is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2019 (unaudited)

			IFRS	IFRS
			9 Months Ended Dec 31,	9 Months Ended Dec 31,
		Change*	2019	2018
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+8%	4,921.0	4,568.4
Ancillary revenues		+28%	2,374.7	1,851.0
Total operating revenues		+14%	7,295.7	6,419.4

Operating expenses
Fuel and oil		-20%	2,272.9	1,900.9
Airport and handling charges		-11%	932.9	841.3
Staff costs		-15%	859.9	744.9
Route charges		-2%	606.4	592.2
Depreciation		-18%	571.5	483.8
Marketing, distribution and other		-2%	436.5	427.4
Maintenance, materials and repairs		-45%	200.9	138.4
Aircraft rentals		+35%	35.1	54.0
Total operating expenses		-14%	5,916.1	5,182.9

Operating profit		+12%	1,379.6	1,236.5

Other income
Net finance expense Share of associate losses		+16% +100%	(38.0) -	(45.3) (9.8)
Foreign exchange (loss)		+60%	(0.6)	(1.5)
Total other (expense)		+32%	(38.6)	(56.6)

Profit before tax		+14%	1,341.0	1,179.9

Tax (expense) on profit	4	-6%	(100.6)	(95.3)

Profit for the nine months - attributable to equity holders of parent		+14%	1,240.4	1,084.6

Earnings per ordinary share (€)
Basic	9	+17%	1.1077	0.9457
Diluted	9	+17%	1.1026	0.9388
Weighted ave. no. ord. shares (in Ms)
Basic	9		1,119.8	1,146.9
Diluted	9		1,125.0	1,155.3

*"+" is favourable and "-" is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2019 (unaudited)

	Q3 Dec 31	Q3 Dec 31
	2019	2018
	€M	€M

Profit for the quarter	87.8	(66.1)

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(51.7)	(509.3)

Other comprehensive income for the quarter, net of income tax	(51.7)	(509.3)

Total comprehensive income for the quarter - attributable to equity holders of parent	36.1	(575.4)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2019 (unaudited)

	9 Months	9 Months
	Ended	Ended
	Dec 31,	Dec 31,
	2019	2018
	€M	€M

Profit for the nine months	1,240.4	1,084.6

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	164.8	134.0

Other comprehensive income/(loss) for the quarter, net of income tax	164.8	134.0

Total comprehensive income for the quarter - attributable to equity holders of parent	1,405.2	1,218.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2019 (unaudited)
		9 Months	9 Months
		Ended	Ended
		Dec 31,	Dec 31,
		2019	2018
	Note	€M	€M
Operating activities
Profit after tax		1,240.4	1,084.6

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		571.5	483.8
Increase in inventories		(2.2)	(2.7)
Tax expense on profit		100.6	95.3
Share based payments		5.9	7.5
Increase in intangible assets		-	(99.6)
Increase in trade receivables		(15.1)	(16.3)
Increase in other assets		(58.1)	(0.2)
Increase in trade payables		1,028.0	69.8
Decrease in accrued expenses		(1,029.6)	(994.0)
Decrease in other creditors		-	(2.8)
Decrease in provisions		(26.6)	(4.5)
Increase in net finance expense Share of equity accounted investment's loss		4.5 -	1.6 9.8
Tax paid		(75.3)	(71.0)
Net cash provided by operating activities		1,744.0	561.3

Investing activities
Capital expenditure purchase of property, plant and equipment		(1,375.1)	(1,188.8)
Decrease in restricted cash		0.5	-
Decrease in financial assets: cash > 3 months		63.4	770.8
Investment in associate		-	(32.0)
Cash acquired with subsidiary undertakings		-	7.0
Net cash (used in) investing activities		(1,311.2)	(443.0)

Financing activities
Shareholder returns (net of tax)	13	(371.5)	(560.5)
Net proceeds from shares issued		12.0	-
Proceeds from long term borrowings		750.0	-
Repayments of long term borrowings		(296.4)	(236.3)
Lease liabilities paid		(45.9)	-
Net cash from/(used) in financing activities		48.2	(796.8)

Increase/(decrease) in cash and cash equivalents		481.0	(678.5)
Cash and cash equivalents at beginning of the period		1,675.6	1,515.0
Cash and cash equivalents at end of the period		2,156.6	836.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2019 (unaudited)

						Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Other Undenom.		Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0	(359.7)	21.3	4,468.9
Adjustment on initial application of IFRS 15 (net of tax)	-	-	-	(249.4)	-	-	-	(249.4)
Adj. balance at March 31, 2018	1,171.2	7.0	719.4	3,828.5	3.0	(359.7)	21.3	4,219.5
Profit for the nine months	-	-	-	1,084.6	-	-	-	1,084.6
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	134.0	-	134.0
Total other comprehensive income	-	-	-	-	-	134.0	-	134.0
Total comprehensive income	-	-	-	1,084.6	-	134.0	-	1,218.6
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	7.5	7.5
Repurchase of ordinary equity shares	-	-	-	(560.5)	-	-	-	(560.5)
Cancellation of repurchased ordinary shares	(37.8)	(0.2)		26.8	0.2	-	-	26.8
Balance at December 31, 2018	1,133.4	6.8	719.4	4,379.4	3.2	(225.7)	28.8	4,911.9
Loss for the three months	-	-	-	(199.6)	-	-	-	(199.6)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	500.3	-	500.3
Total other comprehensive income	-	-	-	-	-	500.3	-	500.3
Total comprehensive income	-	-	-	(199.6)	-	500.3	-	300.7
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	0.2	0.2
Repurchase of ordinary equity shares	-	-	-	-	-	-	-	-
Other	-	-	-	2.1	-	-	-	2.1
Balance at March 31, 2019	1,133.4	6.8	719.4	4,181.9	3.2	274.6	29.0	5,214.9
Adjustment on initial application of IFRS 16	-	-	-	(9.7)	-	-	-	(9.7)
Adj. balance at April 01, 2019	1,133.4	6.8	719.4	4,172.2	3.2	274.6	29.0	5,205.2
Profit for the nine months	-	-	-	1,240.4	-	-	-	1,240.4
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	164.8	-	164.8
Total other comprehensive income	-	-	-	-	-	164.8	-	164.8
Total comprehensive income	-	-	-	1,240.4	-	164.8	-	1,405.2
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.9	-	12.0	-	-	-	-	12.0
Share-based payments	-	-	-	-	-	-	5.9	5.9
Repurchase of ordinary equity shares	-	-	-	(371.5)	-	-	-	(371.5)
Other	-	-	-	0.9	-	-	-	0.9
Cancellation of repurchased ordinary shares	(32.3)	(0.2)	-	-	0.2	-	-	-
Transfer of exercised and expired share based awards	-	-	-	2.4	-	-	(2.4)	-
Balance at December 31, 2019	1,103.0	6.6	731.4	5,044.4	3.4	439.4	32.5	6,257.7

Ryanair Holdings plc and Subsidiaries

MD&A Quarter Ended December 31, 2019

Income Statement

Scheduled revenues:
Scheduled revenues increased by 16% to €1,186.0M due to 6% traffic growth to 35.9M guests and a 9% increase in average fares.

Ancillary revenues:
Ancillary revenues increased by 28% to €720.0M due to 6% traffic growth and improved uptake of ancillary products, particularly priority boarding and reserved seats.

Total Revenue:
As a result of the above, total revenue increased by 21% to €1,906.0M.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 14% to €686.0M due to higher fuel prices and an 8% increase in flight hours.

Airport and handling charges:
Airport and handling charges increased by 7% to €272.7M primarily due to a 6% increase in traffic, stronger sterling and new enhanced handling arrangements in Stansted, Spain & Poland.

Staff costs:
Staff costs increased 11% to €276.5M due to 8% more flight hours, higher crewing ratios and the annualisation of pilot pay increases.

Route charges:
Route charges remained flat at €180.4M, with a 6% increase in sectors offset by a decrease in unit rates.

Depreciation:
Depreciation increased 17% to €190.4M due to higher capitalised maintenance and the impact of IFRS 16 (€15.6M) which was adopted from April 1, 2019.

Marketing, distribution and other:
Marketing, distribution and other reduced by 4% to €137.4M due to lower EU261 compensation costs.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 58% to €63.7M due to higher scheduled engine maintenance due to an ageing fleet, MAX delays and provision for 12 additional A320 operating leases.

Aircraft rentals:
Aircraft rentals reduced by 52% to €7.6M due to the adoption of IFRS 16 in April 2019.

Unit cost per pax:
Unit cost per pax increased by 3%. Excluding fuel, unit cost per pax increased by 1%. This was primarily due to higher crewing ratios, the annualisation of pilot pay increases and increased ownership costs due to the Boeing MAX delivery delays, offset by lower EU261 compensation costs.

Net finance expense:
Net finance expense decreased by 20% to €11.3M as a result of higher interest rates achieved on deposits and the re-financing of debt at lower interest rates. IFRS 16 had a negative €1.4M impact in the quarter.

Balance sheet:
Gross cash increased by €417.1M to €3,612.0M at December 31, 2019.
Gross debt increased by €678.7M to €4,323.1M due to a new €750.0M low cost syndicated bank facility and the impact of IFRS 16 (€230.9M), offset by €296.4M debt repayments and €45.9M lease liability payments. €1,744.0M net cash was generated by operating activities. Net capital expenditure was €1,375.1M and shareholder returns amounted to €371.5M.
Net debt was €711.1M (including €230.9M IFRS 16 lease liability) at period end. (March 2019: €449.5M).

Shareholders' equity:
Shareholders' equity increased by €1,042.8M to €6,257.7M in the period due to IFRS hedge accounting treatment for derivatives of €164.8M and consolidated profit after tax of €1,240.4M, offset by €371.5M shareholder returns.

MD&A Nine Months Ended December 31, 2019

Income Statement

Scheduled revenues:
Scheduled revenues increased by 8% to €4,921.0M due to 9% traffic growth to 121.6M guests offset by a 1% reduction in average fares.

Ancillary revenues:
Ancillary revenues increased by 28% to €2,374.7M due to 9% traffic growth and improved uptake of ancillary products, particularly priority boarding and reserved seats.

Total revenues:
As a result of the above, total revenues increased by 14% to €7,295.7M.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 20% to €2,272.9M due to higher fuel prices and an 11% increase in flight hours.

Airport and handling charges:
Airport and handling charges increased by 11% to €932.9M due to an 9% increase in traffic, new enhanced handling arrangements in Stansted, Spain & Poland, stronger sterling and the consolidation of Lauda (from August 2018).

Staff costs:
Staff costs increased 15% to €859.9M due to 11% more flight hours, the consolidation of Lauda (from August 2018), higher crewing ratios and the annualisation of pilot pay increases.

Route charges:
Route charges increased by 2% to €606.4M due to an 9% increase in sectors, offset by a decrease in unit rates.

Depreciation:
Depreciation increased 18% to €571.5M due to the impact of IFRS 16 (€42.9M) which was adopted from April 2019 and the purchase of spare engines and Boeing MAX simulators.

Marketing, distribution and other:
Marketing, distribution and other costs increased by 2% to €436.5M, slower than traffic growth, due to lower EU261 compensation costs.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 45% to €200.9M due to higher scheduled engine maintenance due to an ageing fleet and MAX delays, costs associated with the hand back of Airbus aircraft and maintenance provision for 12 additional A320 operating leases.

Aircraft rentals:
Aircraft rentals reduced by 35% to €35.1M due to the adoption of IFRS 16 in April 2019, which is offset by higher depreciation costs.

Unit cost per pax:
Unit cost per pax increased by 4%. Excluding fuel, unit costs per pax increased by 2%. This was primarily due to higher crewing ratios, the annualisation of pilot pay increases, increased ownership costs due to the Boeing MAX delivery delays and the handback of Airbus leases, offset by lower EU261 compensation.

Net finance expense:
Net finance expense decreased by 16% to €38.0M primarily due to higher interest rates achieved on deposits and the re-financing of debt at lower interest rates. IFRS 16 had a negative impact of €4.0M in the nine month period.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2019 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank of Ireland.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining three months of the year;

●
Related party transactions; and

●
Post balance sheet events.

Results of operations for the nine months ended December 31, 2019 compared to the nine months ended December 31, 2018, including important events that occurred during the nine months, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

Details of the members of our Board of Directors are set forth on pages 111 and 112 of the Ryanair 2019 Annual Report.

Related party transactions - Please see Note 14.

Post balance sheet events - Please see Note 15.

Going concern
Having considered the Group's principal risks and uncertainties and its financial position and cash flows, the Directors have formed a judgement, at the time of approving the interim financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2019 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with the Ryanair 2019 Annual Report for the year ended March 31, 2019, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2019, are available at http://investor.ryanair.com/.

The December 31, 2019 figures and the December 31, 2018 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2019, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the nine months ended December 31, 2019 on January 31, 2020.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Accounting for assets held for sale

Non-current assets are classified as held-for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale or held-for distribution and subsequent gains and losses on re-measurement are recognised in the income statement. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity-accounted investee is no longer equity accounted.

New IFRS standards and amendments adopted during the year

The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group's financial year beginning on April 1, 2019 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●              IFRS 16 - Leases (see below)
●              Amendments to IFRS 9 - Prepayment Features with Negative Compensation
●              IFRIC 23 - Uncertainty over Income Tax Treatments
●              Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures
●              Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement
●              Annual Improvements to IFRS Standards 2015 - 2017 Cycle - various standards

With the exception of IFRS 16, the adoption of these new or amended standards did not have a material impact on the Group's financial position or results from operations in the nine months ended December 31, 2019. The impact of adoption of IFRS 16 is set out below.

IFRS 16 - Leases

The Group has adopted IFRS 16 with effect from April 1, 2019.  IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees.  A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at April 1, 2019.  Accordingly, the comparative information presented for 2018 has not been restated - i.e. it is presented, as previously reported, under IAS 17 and related interpretations.  The details of the changes in accounting policies are disclosed below.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership.  Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for most leases i.e. these leases are on-balance sheet.

The Group has elected not to recognise right-of-use assets and lease liabilities for some leases of low-value assets and has applied the exemption not to recognise right-of-use assets and liabilities for leases with terms less than 12 months.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date.  The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability.   The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group has determined the lease term for some lease contracts in which it is a lessee that include renewal options.  The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognised. As at December 31, 2019, the Group's right-of-use assets relate to leased aircraft.

The impact of the IFRS 16 transition increased non-current assets on April 1, 2019 by €130.7M, increased liabilities by €140.4M and reduced equity (distributable reserves) by €9.7M.

When measuring lease liabilities for leases that were previously classified as operating leases, the Group has discounted lease payments using its incremental borrowing rate at April 1, 2019, the rates which ranged from between 2.5% and 3.0%.

Impact of IFRS 16 in the nine-month period:

During the nine-month period ended December 31, 2019 non-current assets increased by €93.7M and liabilities increased by €90.5M (net) due to the addition of 15 leased aircraft to the fleet.

The Group has recognised depreciation and interest expenses instead of operating lease expenses in relation to those leases under IFRS 16. During the nine months ended December 31, 2019, the Group recognised €42.9M of depreciation expense and €4.0M of lease interest expenses from these leases in the condensed consolidated interim income statement.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●              Amendments to References to Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)

●              Amendments to IFRS 3 - Definition of a Business (effective for fiscal periods beginning on or after January 1, 2020)*

●              Amendments to IAS 1 and IAS 8 - Definition of Material (effective for fiscal periods beginning on or after January 1, 2020)

●              IFRS 17 - Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2021)*

●              Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

*These standards or amendments to standards are not as yet EU endorsed

2.            Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax

The Group's consolidated effective tax rate in respect of operations for the nine-months ended December 31, 2019 was 7.5% (December 31, 2018: 8.1%).  The tax charge for the nine-months ended December 31, 2019 of €100.6M (December 31, 2018: €95.3M) comprises a current tax charge of €146.1M and a deferred tax credit of €45.5M primarily relating to the temporary differences for property, plant and equipment and net operating losses.

5.            Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €5.9M in the nine months ended December 31, 2019 (December 31, 2018: €7.5M) is the fair value of options granted in prior periods, which is being recognised within the income statement in accordance with employee services rendered.  During the period 1.9M ordinary shares were issued at a strike price between €6.25 and €6.74 per share following the exercise of vested options.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At December 31, 2019 the Group had an operating fleet of 445 (2018: 456) Boeing 737 and 23 (2018: 11) Airbus A320 aircraft. The Group has agreed to purchase up to 210 (135 firm and 75 options) Boeing 737-MAX-200 aircraft from the Boeing Corporation during the periods over the next four years.

8.            Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM). There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since the prior year. The intent to create a new Group structure was announced in February 2019.  The Group currently comprises four separate airlines, Buzz, Lauda, Malta Air (established in June 2019) and Ryanair DAC.  While good progress has been made in developing our Group airlines, we have not yet finalised the operational structures, the basis of allocation of capital and resources and the form and content of reporting of performance.

Accordingly, the Group remained managed as a single business unit and is reported as a single reportable segment.  We expect the implementation of the group structure will be finalised in the coming months, at which stage the basis of segmentation will be reviewed and updated, where necessary, in our March 31, 2020 Annual Report.

The CODM assessed the performance of the business based on the profit/(loss) after tax of the Group for the nine months.

Reportable segment information is presented as follows:

	Nine Months	Nine Months
	Ended	Ended
	Dec 31, 2019	Dec 31, 2018
	€M	€M
Revenues	7,295.7	6,419.4
Profit after tax	1,240.4	1,084.6

	Total	Total
	At Dec 31, 2019 €M	At Mar 31, 2019 €M
Reportable segment assets	14,861.0	13,250.7
Reportable segment liabilities	8,603.3	8,035.8

The Company has two main categories of revenue, scheduled revenues and ancillary revenues. The split of revenues between these two categories is as shown on the face of the consolidated condensed interim income statement.

9.            Earnings per share
	Quarter	Quarter	Nine	Nine
	Ended	Ended	Months Ended	Months Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2019	2018	2019	2018

Basic earnings per ordinary share (€)	0.0791	(0.0583)	1.1077	0.9457
Diluted earnings per ordinary share (€)	0.0784	(0.0580)	1.1026	0.9388
Weighted average number of ordinary shares (in M's) - basic	1,109.6	1,133.5	1,119.8	1,146.9
Weighted average number of ordinary shares (in M's) - diluted	1,119.2	1,139.8	1,125.0	1,155.3

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of €5.3M (2018: €8.4M).

10.          Property, plant and equipment

Acquisitions and disposals

Capital expenditure in the nine-months ended December 31, 2019 amounted to €1,375.1M and primarily relates to aircraft deposits, spare engines, simulators and heavy maintenance checks.

11.          Assets held for sale
In August 2019, the Company entered into an agreement to sell 10 Boeing 737-800 aircraft for delivery in FY20 and FY21. 3 of these aircraft were sold in the quarter ended December 31, 2019. The remaining 7 aircraft are presented as assets held for sale as at December 31, 2019 and are stated at the lower of their carrying amount and fair value less costs to sell.

12.          Financial instruments and financial risk management
The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Ryanair 2019 Annual Report. There have been no changes in our risk management policies during the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●                      Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●                      Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●                      Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●                      Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
●                      Derivatives - currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2019 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the nine months ended December 31, 2019, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●                      Long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2019 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the nine months ended December 31, 2019 that affect the fair value of our financial assets and financial liabilities.

12.          Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2019	2019	2019	2019
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	237.3	237.3	220.7	220.7
- Jet fuel derivative contracts	15.2	15.2	4.5	4.5
- Interest rate swaps	3.3	3.3	2.3	2.3
	255.8	255.8	227.5	227.5
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	235.5	235.5	307.0	307.0
- Jet fuel & carbon derivative contracts	44.4	44.4
- Interest rate swaps	1.7	1.7	1.7	1.7
	281.6	281.6	308.7	308.7
Trade receivables*	74.6		59.5
Cash and cash equivalents*	2,156.6		1,675.6
Financial asset: cash > 3 months*	1,421.0		1,484.4
Restricted cash*	34.4		34.9
Other assets*	1.1		0.8
	3,969.3	281.6	3,563.9	308.7
Total financial assets	4,225.1	537.4	3,791.4	536.2

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2019	2019	2019	2019
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	5.7	5.7	8.0	8.0
- Jet fuel contracts	-	-	-	-
	5.7	5.7	8.0	8.0

Long-term debt	1,393.5	1,404.0	892.8	906.8
Bonds	2,443.4	2,517.6	2,442.2	2,509.1
	3,842.6	3,927.3	3,343.0	3,423.9
Current financial liabilities
Derivative financial instruments:-
- Jet fuel & carbon derivative contracts	16.0	16.0	189.7	189.7
- U.S. dollar currency forward contracts	0.4	0.4	-	-
	16.4	16.4	189.7	189.7
Current maturities of debt	255.3	255.3	309.4	309.4
Trade payables*	1,601.8		573.8
Accrued expenses*	415.4		320.8
	2,288.9	271.7	1,393.7	499.1
Total financial liabilities	6,131.5	4,199.0	4,736.7	3,923.0

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13.          Shareholder returns

In the nine months ended December 31, 2019 the Company bought back 32.3M ordinary shares at a total cost of €371.5M. This buy-back was equivalent to approximately 2.9% of the Company's issued share capital at March 31, 2019.  All ordinary shares repurchased are cancelled.

In FY19 the Company bought back 37.8M shares at a total cost of €560.5M. This buy-back was equivalent to approximately 3.2% of the Company's issued share capital at March 31, 2018.  All of these repurchased ordinary shares were cancelled at March 31, 2019.

As a result of the share buybacks in the nine months ended December 31, 2019, share capital decreased by 32.3M ordinary shares (37.8M ordinary shares in the year ended March 31, 2019) with a nominal value of €0.2M (€0.2M in the year ended March 31, 2019) and the other undenominated capital reserve increased by a corresponding €0.2M (€0.2M in the year ended March 31, 2019). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.          Related party transactions

The Company's related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine months ended December 31, 2019 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the Ryanair 2019 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

15.          Post balance sheet events

Between January 1, 2019 and January 29, 2020 the Company bought back 4.7M ordinary shares at a total cost of €71.2M under its €700M share buy-back which commenced in May 2019. This was equivalent to 0.4% of the Company's issued share capital at December 31, 2019. All ordinary shares re-purchased are cancelled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 February, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary